SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November, 2008.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1. ORIX’s Interim Consolidated Financial Results (April 1, 2008 – Sept 30, 2008) filed with the Tokyo Stock Exchange on Friday, November 7, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 7, 2008	By	/s/ Tadao Tsuya
Tadao Tsuya
Executive Officer
ORIX Corporation

Consolidated Financial Results

April 1, 2008 – September 30, 2008

November 7, 2008

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 103.57 to $1.00, the approximate exchange rate prevailing at September 30, 2008.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:
Investor Relations
ORIX Corporation
Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014
JAPAN
Tel: +81-3-5419-5102 Fax: +81-3-5419-5901
E-mail: nigel_simpson@orix.co.jp

Consolidated Financial Results from April 1, 2008 to September 30, 2008

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591) Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5102
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1. Performance Highlights for the Six Months Ended September 30, 2008 and 2007, and the Year Ended March 31, 2008

(1) Performance Highlights - Operating Results (Unaudited)

(millions of JPY)*1
	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income	Year-on-Year Change
September 30, 2008	551,982	(1.9)%	56,889	(42.7)%	78,226	(39.8)%	55,266	(39.9)%
September 30, 2007	562,404	3.4%	99,252	(25.8)%	129,837	(13.4)%	92,008	0.7%

	Basic Earnings Per Share	Diluted Earnings Per Share
September 30, 2008	621.19	610.79
September 30, 2007	1,006.25	981.15

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
September 30, 2008	8,898,089	1,244,093	14.0%	14,022.00
March 31, 2008	8,994,970	1,267,917	14.1%	14,010.62

2. Dividends for the Years Ended March 31, 2008 (Unaudited)

Dividends Per Share
March 31, 2008	260.00

3. Forecasts for the Year Ending March 31, 2009 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income	Year-on-Year Change	Basic Earnings Per Share
March 31, 2009	1,120,000	(2.7)%	105,000	(38.1)%	1,180.20

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( )	No (x)

(2) Adoption of Simplified Accounting Method	Yes ( )	No (x)

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes (x)	No ( )
2. Other than those above	Yes ( )	No (x)

(4) Number of Outstanding Shares (Ordinary Shares)

1. The number of outstanding shares, including treasury shares, was 92,214,567 as of September 30, 2008, and 92,193,067 as of March 31, 2008.
2. The number of treasury shares was 3,490,179 as of September 30, 2008, and 1,696,204 as of March 31, 2008.
3. The average number of shares was 88,967,788 for the six months ended September 30, 2008, and 91,436,387 for the six months ended September 30, 2007.

1. Qualitative Information Regarding Consolidated Financial Results

Financial Results for the Six Months Ended September 30, 2008

Income before Income Taxes*	¥78,226 million (Down 40% year on year)
Net Income	¥55,266 million (Down 40% year on year)

Earnings Per Share (Basic)	¥621.19 (Down 38% year on year)
Earnings Per Share (Diluted)	¥610.79 (Down 38% year on year)
Shareholders’ Equity Per Share	¥14,022.00 (Up 0% compared to March 31, 2008)

ROE (Annualized)	8.8% (September 30, 2007: 15.0%)
ROA (Annualized)	1.24% (September 30, 2007: 2.15%)

*	“Income before income taxes” refers to “income before income taxes, minority interests in earnings of subsidiaries and discontinued operations.”

Economic Environment

During the six months ended September 30, 2008 (“the second period of fiscal 2009”), the turmoil in international financial markets evolved into an unprecedented financial crisis and the situation remains severe. Turmoil spread throughout worldwide financial systems, with extreme caution toward credit risk gripping the U.S., resulting in a breakdown of short-term money markets.

In October, government finance ministers and central banks from the G7 nations announced various emergency economic measures such as injecting public funds into financial institutions in order to stabilize their respective financial systems. After a brief moment of respite, turmoil and uncertainty continues as the effects of the crisis ripple throughout the real economy.

Despite the relative lack of turmoil in Japanese financial markets compared to the global environment, a slowdown in overseas demand and the appreciation of the yen have resulted in sluggish exports, excess production capacity and over staffing of facilities by Japanese exporters. Falling stock prices and rising costs of living have further contributed to the deterioration in consumer sentiment, and the outlook for domestic-oriented industries remains uncertain.

In particular, as a result of foreign financial players pulling out of the Japanese real estate market and the banks taking a more cautious stance towards lending, the real estate-related financing environment has rapidly worsened and is forecast to remain challenging for the foreseeable future.

Overview of Business Performance (Six Months Ended September 30, 2008)

Revenues: ¥551,982 million (Down 2% year on year)

Revenues decreased 2% to ¥551,982 million compared to the same period of fiscal 2008. Although revenues from “direct financing leases,” “interest on loans and investment securities,” “brokerage commissions and net gains on investment securities,” “life insurance premiums and related investment income” and “real estate sales” decreased year on year, revenues from “operating leases,” “gains on sales of real estate under operating leases” and “other operating revenues” were up year on year.

Revenues from “direct financing leases” decreased 8% to ¥34,751 million compared to the same period of fiscal 2008. In Japan, revenues from “direct financing leases” were down 10% to ¥22,555 million compared to ¥25,176 million in the same period of fiscal 2008, due to a decline in direct financing lease assets, as a result of a more prudent stance in selecting new transactions in light of the present business environment. Overseas, although Asian operations have performed well, revenues were down 4% to ¥12,196 million compared to ¥12,763 million in the same period of fiscal 2008, due to a decline in the U.S. and the foreign exchange effects of an appreciated yen.

The Japanese leasing industry has seen competition rise sharply in recent years, with interest rates being cut to attract new contracts, and declines in business volume across the board. The strategy of the ORIX Group continues to be one of prudent selection, choosing only those assets where the risk and return balance is felt to be appropriate, and avoiding the strategy of acquiring new transactions simply through lowering rates. Furthermore, in the field of automobile leases, new business volumes for direct financing leases in Japan have declined, with an increasing shift away from finance lease transactions to operating lease transactions. The overall overseas balance for investment in direct financing leases increased in part due to an expansion of automobile leasing operations in Asia, which more than offset the continued declines in U.S. leasing operations.

Revenues from “operating leases” increased 3% to ¥147,229 million compared to the same period of fiscal 2008. In Japan, revenues were up 6% year on year to ¥110,879 million, compared to ¥104,323 million in the same period of fiscal 2008, due mainly to an increase of operating lease assets in the real estate and automobile operations. Overseas, revenues were down 7% to ¥36,350 million compared to ¥38,955 million in the same period of fiscal 2008, due to the absence of gains on sales of aircraft leases which had been realized in the same period of fiscal 2008, as well as the foreign exchange effects of an appreciated yen.

Operating lease transactions have increased in recent years, with the focus being on real estate and automobile operations in Japan. The real estate operations are pursuing a strategy of developing and investing in rental properties, primarily offices and logistics facilities, and then selling them off after stabilizing rental revenues for a fixed period of time. The number of new rental properties increased during the second period of fiscal 2009. In the automobile operations, the number of leased vehicles has increased, with a trend towards increases in operating lease transactions in response to client needs. In addition, the precision measuring and other equipment rental operations have continued to maintain a balance between assets bought and sold while carefully watching demand. Demand for rental equipment has shown a decreasing trend in the second period of fiscal 2009 due to the effects of the worsening economic situation, and rental asset levels have decreased. We are also engaged in overseas investment in and sales of ship and aircraft leases in response to market trends.

Revenues from “interest on loans and investment securities” decreased 8% to ¥103,744 million compared to the same period of fiscal 2008. In Japan, “interest on loans and investment securities” decreased 5% to ¥85,066 million compared to ¥89,214 million in the same period of fiscal 2008, due to a decrease in revenues from the loan servicing (asset recovery) operations, where revenues are recognized under the cost recovery method. Overseas, revenues were down 20% to ¥18,678 million compared to ¥23,284 million in the same period of fiscal 2008, due to lower market interest rates chiefly in the U.S. and the foreign exchange effects of an appreciated yen.

Although we have been focusing on loans for corporate clients in the Corporate Financial Services, Investment Banking, and Overseas Business segments in recent years, we have adopted a more cautious approach for new transactions given increasing uncertainty in the outlook for the economy from the beginning of the latter half of fiscal 2008. However, as the business sentiment has worsened beyond initial projections, the policy moving forward will be one of increased vigilance in relation to credit.

A loss of ¥1,118 million recorded from “brokerage commissions and net gains on investment securities” resulted from declines in the financial markets, compared to a gain of ¥15,047 million in the same period of fiscal 2008. Brokerage commissions decreased 36% year on year to ¥2,492 million, compared to ¥3,874 million in the same period of fiscal 2008. A loss on investment securities of ¥3,610 million was recorded due to deterioration in the securities markets in the U.S. during the second period of fiscal 2009 and chiefly from first quarter losses in various private equity funds. A gain of ¥11,173 million was recognized in the same period of fiscal 2008.

“Life insurance premiums and related investment income” were down 2% to ¥62,963 million compared to the same period of fiscal 2008 due to a decrease in bond investment related income from deterioration in the markets, although life insurance premiums were flat year on year.

“Real estate sales” decreased 29% year on year to ¥28,697 million, due to an absence of gains in Oceania that had been recorded in the same period of fiscal 2008 and a decrease in number of condominiums sold in Japan. Residential condominium units developed through certain joint ventures are increasing, but are recorded under “equity in net income of affiliates” net of revenues and costs.

“Gains on sales of real estate under operating leases” more than doubled to ¥18,562 million year on year due to an increase in gains on sales of office buildings and other real estate not classified under discontinued operations (refer to Note 1 below).

“Other operating revenues” increased 12% year on year to ¥157,154 million. In Japan, revenues were up 17% to ¥130,092 million compared to ¥111,257 million in the same period of fiscal 2008, resulting from an increase in revenues associated with real estate management operations including golf courses and training facilities an increase in revenues associated with real estate management operations including golf courses and training facilities, and also the recognition of contributions from the beginning of fiscal 2009 of consolidated subsidiaries which had been acquired in fiscal 2008. Overseas, revenues were down 8% to ¥27,062 million compared to ¥29,493 million in the same period of fiscal 2008, despite an increase in revenues from advisory operations in the U.S., due to a decrease in contributions from ship finance-related revenues in Asia that had been recorded during the same period of fiscal 2008.

Note 1:	Subsidiaries, business units, and certain rental properties sold or to be disposed of by sale, are reported under continuing operations or discontinued operations, and are dependent on the existence of significant continuing involvements. In the absence of significant continuing involvements, they are reported under discontinued operations and the related amounts that had been previously reported have been reclassified retroactively.

Expenses: ¥495,093 million (Up 7% year on year)

Expenses increased 7% to ¥495,093 million compared to the same period of fiscal 2008. Although “life insurance costs” and “selling, general and administrative expenses” were down year on year, “interest expense,” “costs of operating leases,” “costs of real estate sales,” “other operating expenses,” “provision for doubtful receivables and probable loan losses” and “write-downs of securities” increased year on year.

“Interest expense” was up 4% to ¥53,233 million compared to the same period of fiscal 2008 due to an increase in Japan despite a decrease overseas. In Japan, “interest expense” increased 17% year on year due to an increase in average debt levels as well as higher interest rates. Overseas, although there were higher average debt levels, “interest expense” decreased 19% year on year mainly due to lower interest rates in the U.S. and the foreign exchange effects of an appreciated yen.

“Costs of operating leases” were up 8% to ¥98,840 million compared to the same period of fiscal 2008, mainly due to an increase in operating lease assets. In Japan, “costs of operating leases” increased 13% to ¥73,782 million due to higher depreciation costs compared to the same period of fiscal 2008. Overseas, due to the foreign exchange effects of an appreciated yen, “costs of operating leases” decreased 3% to ¥25,058 million compared to the same period of fiscal 2008.

“Life insurance costs” were down 2% year on year to ¥54,686 million.

“Costs of real estate sales” were flat year on year to ¥36,803 million. This resulted from an absence of the cost of real estate sales in Oceania that had been recorded in the same period of fiscal 2008, a year on year decrease in the number of condominiums sold in Japan, and recognition of write-downs resulting from an increase in development costs for certain condominiums under development.

“Other operating expenses” were up 15% year on year to ¥90,996 million resulting from the recognition of expenses from the beginning of fiscal 2009 of consolidated subsidiaries acquired in fiscal 2008, as previously mentioned in “other operating revenues.”

“Selling, general and administrative expenses” were down 2% to ¥127,838 million compared to the same period of fiscal 2008 due to an absence of one-off write-downs of intangible assets recorded in the same period of fiscal 2008, although expenses associated with the consolidated subsidiaries in which we invested in fiscal 2008 were recorded from the beginning of fiscal 2009. Employee salaries and other personnel expenses account for approximately half of selling, general and administrative expenses.

“Provision for doubtful receivables and probable loan losses” almost doubled year on year to ¥27,471 million. Provisions for direct financing leases were down 5% year on year to ¥3,715 million compared to the same period of fiscal 2008. Provisions for loans more than doubled year on year to ¥23,756 million compared to the same period of fiscal 2008 mainly due to an increase in provisions for real estate companies.

As of September 30, 2008, ¥791,076 million, or 22% of all outstanding installment loans were to real estate companies. The loans have been collateralized mainly with real estate. Of this amount, ¥132,964 million has been individually evaluated for impairment and an allowance of ¥19,587 million was recorded, an increase on the same period of fiscal 2008. This does not include non-recourse loans to SPCs.

“Write-downs of securities” were up 49% year on year to ¥5,583 million due primarily to market valuation losses recorded from private equity investments both in Japan and overseas.

Net Income: ¥55,266 million (Down 40% year on year)

“Operating income” was down 43% year on year to ¥56,889 million due to the reasons noted above.

“Equity in net income of affiliates” decreased 12% to ¥21,570 million due to a decrease in profits from equity in net income of affiliates resulting from the sale of overseas affiliates in fiscal 2008 and the effects of the worsening domestic condominium market on equity method affiliates, despite during the first quarter an increase in profits from residential condominium units that were developed through certain joint ventures.

“Gains on sales of subsidiaries and affiliates, net” resulted in a loss of ¥233 million, while a gain of ¥6,055 million was recognized in the same period of fiscal 2008.

As a result, “income before income taxes, minority interests in earnings of subsidiaries and discontinued operations” decreased 40% year on year to ¥78,226 million.

“Minority interests in earnings of subsidiaries, net” decreased 41% year on year to ¥1,386 million.

“Income from continuing operations” decreased 42% year on year to ¥43,824 million.

“Discontinued operations, net of applicable tax effect” (refer to Note 1 on page 3) decreased 31% to ¥11,442 million year on year due mainly to a decrease in gains on sales of real estate under operating leases in Japan.

As a result of the foregoing changes, “net income” decreased 40% year on year to ¥55,266 million.

Segment Information

With the aim of promoting medium- to long-term company growth, the ORIX Group realigned, and presently operates under a reorganized structure to respond flexibly and swiftly to changes in market conditions. As of April 1, 2008, the ORIX Group implemented changes to its internal organization to reorganize its businesses into six segments to facilitate formulating strategy, allocating resources and determining portfolio balance at the segment level. These six new business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business.

Management believes reorganizing its businesses into these six new segments addresses the significant changes in ORIX Group’s operations and lines of business over the past four to five years. Each segment is organized as a large strategic unit that we believe will allow us to maximize our corporate value by identifying and building strategic advantages vis-à-vis anticipated competitors in each area and by helping the ORIX Group obtain a competitive advantage.

Financial information about its operating segments reported below is information that is separately available and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

Segment information for the second period of fiscal 2009 follows as below.

All segment profits (refer to Note 2 below) declined compared to the same period of fiscal 2008.

Note 2:	The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations and minority interests in earnings of subsidiaries, before applicable tax effect. Tax expenses are not included in segment profits.

Corporate Financial Services Segment

The present business environment for the Corporate Financial Services segment has drastically changed since the latter half of fiscal 2008. In the second period of fiscal 2009, liquidity has rapidly deteriorated as financial institutions have taken a conservative stance toward loans for real estate, in addition to falling real estate demand and rising material costs. The result is increased funding difficulties and an increase in bankruptcies, especially for real estate companies. This segment is in close contact with risk management units working to contain the need for any future increase in the provision for doubtful receivable and probable loan losses through swift collection of loans and increased collateral requirements.

Segment revenues were up 7% year on year to ¥70,204 million compared to ¥65,662 million in the same period of fiscal 2008, due to contributions from the beginning of fiscal 2009 from companies in which we invested in fiscal 2008, that more than offset a decrease in direct financing lease revenues.

Segment profits decreased 59% to ¥7,145 million compared to ¥17,339 million in the same period of fiscal 2008 due to an increase in provisions specifically for loans to real estate companies and expenses recorded from the beginning of fiscal 2009 of consolidated subsidiaries invested in fiscal 2008, in addition to an increase in “interest expense”, despite an increase in operating revenues.

Segment assets decreased 8% to ¥1,840,383 million compared to March 31, 2008 due to curbing loans to corporate clients and direct financing lease assets, as a result of increased prudence in the selection of new transactions in response to increased credit risks from the overriding environment.

Maintenance Leasing Segment

The automobile leasing operations face a harsher environment as demand is decreasing due to the economic slowdown and maintenance costs are rising due to higher prices of materials. Furthermore, the automobile rental operations performed under capacity due to the sudden rise in gasoline prices, and the drop in stock prices and rising costs of living caused a downturn in consumer sentiment. Similarly, the demand for precision measuring and other equipment rental operations showed a declining trend during the second period of fiscal 2009.

Segment revenues increased 3% year on year to ¥117,562 million compared to ¥114,430 million in the same period of fiscal 2008, due to an increase in revenues from operating leases in the automobile leasing operations.

Segment profits decreased 19% to ¥14,752 million compared to ¥18,292 million during the same period of fiscal 2008 due to an increase in operating lease assets, accompanied by an increase in operating expenses including depreciation, in addition to an increase in expenses related to the automobile maintenance services caused by rising material costs.

Segment assets were ¥655,308 million, flat with March 31, 2008 levels, due to a decrease in direct financing lease assets, despite an expansion of operating lease assets.

Real Estate Segment

The severe credit environment instigated by the retreat of foreign financial institutions and more conservative lending by domestic banks has resulted in bankruptcies of listed real estate companies and J-REITs. According to recent figures on benchmark land prices released by the Ministry of Land, Infrastructure, Transport and Tourism, despite increases being seen in the three major metropolitan areas, average nationwide commercial land prices are on the decline. Office building rental and occupancy levels in metropolitan areas are stable in comparison with other major overseas cities, however shifts toward weaker trends are evident. The condominium market is starting to see increases in unsold units (inventory) in suburban areas in tandem with reassessments and realignments in pricing.

Despite the prevailing environment, sales of the real estate under operating leases have continued on schedule, with healthy rent and occupancy levels maintained. In the current credit crunch affected market, stable cash flows have been secured without hurried property sales. Moving forward, regular asset turnover, portfolio sales, and making carefully selected opportunistic purchases of properties that are promising from a long to medium-term perspective, will continue to be the strategy pursued.

Due to the sudden downturn in the market, new developments in the condominium operations have been put on hold with the timely sale of completed projects being targeted.

Segment revenues decreased 3% to ¥142,937 million compared to ¥147,265 million in the same period of fiscal 2008, due to the absence of real estate sales recorded in Oceania in the same period of fiscal 2008, in addition to a decrease in the number of condominiums sold recognized under real estate sales. These factors more than offset gains on sales of real estate under operating leases, and an increase in revenues associated with the real estate rental operations including office buildings, and management operations including golf courses and training facilities.

Segment profits decreased 5% to ¥40,111 million compared to ¥42,246 million in the same period of fiscal 2008 due to a decrease in real estate sales, recognition of write-downs as mentioned above, in addition to an increase in interest expenses, despite an increase in the contributions recorded mainly in the first quarter from condominiums developed through certain joint ventures, and contributions from “gains on sales of real estate under operating leases.” Furthermore, the total number of condominiums sold, including those developed through certain joint ventures which were accounted for under the equity method, declined to 1,377 units in the second period of fiscal 2009, compared to 1,545 units in the same period of fiscal 2008.

Segment assets increased 5% to ¥1,129,058 million compared to March 31, 2008, due mainly to an increase in operating assets, including operating lease assets.

Investment Banking Segment

As a result of the effects of the global credit crunch, triggered by the subprime loan problem, and the effects of financial system instability, the financial markets continue to be extremely volatile and the securities-related business environment continues to be severe. As mentioned above, the heretofore expanding non-recourse loan market has seen a rapid decline due to the effects of decreased liquidity in the domestic real estate market.

In such an operating environment, the policy has been to enhance monitoring of current investments, while being even more selective in pursuing new transactions.

Segment revenues decreased 18% to ¥48,248 million compared to ¥58,558 million in the same period of fiscal 2008, due to the recognition of losses from investments in private equity funds and alternative investments, and a decrease in revenues from interest on installment loans caused by a decrease in revenues in the loan servicing (asset recovery) operations, despite increased interest from securities as a result of an increase in specified bonds, which are equivalent to non-recourse loans.

Segment profits decreased 59% to ¥12,326 million compared to ¥30,274 million in the same period of fiscal 2008, due to a decrease in segment revenues and a decrease in profits from domestic affiliates accounted for under the equity method.

Segment assets were down 4% to ¥1,634,570 million compared to March 31, 2008.

Retail Segment

This segment consists of the mortgage, card loan, life insurance, and securities trading businesses. The insurance business’ fund management and the securities business’ online trading securities operations have been significantly affected by the turmoil in the international financial markets. In addition, due to the effects of the worsening real estate business environment, segment provisions for doubtful receivables and probable loan losses are increasing. The card loan business was flat year on year, however the industry is seeing a declining trend due to voluntary self-regulation of total volume control which will be implemented during the next fiscal year as a result of revision of Article 4 of the Money-Lending Business Control and Regulation Law. Even in this severe business environment, we continue to provide products and services with high potential needs through the pursuit of our unique expertise and efficiency in niche markets.

Segment revenues were down 3% to ¥96,105 million compared to ¥99,478 million during the same period of fiscal 2008 due to decreases in commissions from the securities business and brokerage investment income in the life insurance business, despite an increase in revenues in the housing loan operations.

Segment profits were down 39% to ¥8,222 million compared to ¥13,479 million in the same period of fiscal 2008 due to an increase in provisions for doubtful receivables and probable loan losses and a decrease in revenues from brokerage commissions, related investment income primarily caused by the worsening market conditions.

Segment assets were ¥1,464,074 million, flat with March 31, 2008 levels.

Overseas Business Segment

The U.S. corporate finance market is most receiving the brunt of the credit crunch brought on by the financial crisis. Therefore, new investments are strictly selected. However, we are continuing the policy of taking advantage of profit-earning opportunities arising from the current environment whilst at the same time maintaining a cautious stance.

Dislocation in the international financial markets has also spread to the Asian region. However, as the real economy was comparatively robust, revenue from financial services operation in the region maintained stable. Moving forward, operations will continue while closely watching the effects of the financial crisis on the Asian region, along with selectively pursuing investment opportunities for principal investment and non-performing loan investment businesses based on long-standing local business partners, capitalizing on our capabilities and expertise accumulated in Japan and the U.S.

Segment revenues were down 18% to ¥93,317 million compared to ¥113,707 million in the same period of fiscal 2008 due to decreased revenues on interest from installment loans as a result of losses from the worsening securities market in the U.S., declines in market interest rates, and an appreciated yen, in addition to a decline in aircraft sales revenues in Europe and Oceania and ship-related revenues in Asia.

Segment profits decreased 61% to ¥13,968 million compared to ¥35,914 million in the same period of fiscal 2008 due to decreases in operating revenues, in addition to a decrease in profits from the sale of affiliated companies accounted for under the equity method in Asia.

Segment assets were up 8% to ¥1,123,987 million compared to March 31, 2008.

Summary of Second Quarter (Three Months Ended September 30, 2008)

Revenues were flat year on year at ¥280,334 million compared to the same quarter of fiscal 2008.

Revenues from “direct financing leases” were down compared to the same quarter of fiscal 2008 due to a decrease in direct financing lease assets and a decrease in gains from securitizations. Revenues from “operating leases” increased compared to the same quarter of fiscal 2008 in line with an increase in operating lease assets. “Interest on loans and investment securities” were down compared to the same quarter of fiscal 2008 due to a decrease in installment loans. Losses on “brokerage commissions and net gains on investment securities” were recorded resulting from deterioration in the securities markets in the U.S. “Life insurance premiums and related investment income” were down year on year due to a decrease in investment income compared to the same quarter of fiscal 2008. “Real estate sales” were down due to a decrease in the number of condominiums sold compared to the same quarter of the fiscal 2008. “Gains on sales of real estate under operating leases” were up compared to the same quarter of fiscal 2008 due to sales of office buildings and other real estate not classified under discontinued operations. “Other operating revenues” were up year on year.

Expenses were up 10 % to ¥259,459 million compared to the same quarter of fiscal 2008.

“Interest expense” was up year on year due to higher average debt levels and higher domestic interest rates. “Costs of operating leases” were up year on year in line with the increase in operating lease assets. “Life insurance costs” were down compared with the same quarter of fiscal 2008. “Costs of real estate sales” were up year on year due to the recognition of market valuation losses. Increased “other operating expenses” resulted in an increase in “other operating revenues.” “Selling, general and administrative expenses” were down year on year. “Provision for doubtful receivables and probable loan losses” increased compared to the same quarter of fiscal 2008 due mainly to an increase in provisions for real estate companies. “Write-downs of securities” were up year on year due to deterioration in the financial markets compared to the same quarter of fiscal 2008.

The foregoing changes resulted in a decrease in “operating income” by ¥24,548 million to ¥20,875 million compared with the same quarter of the fiscal 2008.

“Equity in net income of affiliates” was up 4% to ¥6,934 million. “Gains on sales of subsidiaries and affiliates” decreased due to the absence of gains that had been recorded in the same quarter of fiscal 2008 as a result of the sale of overseas affiliates primarily in Asia.

“Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain” decreased by ¥30,340 million to ¥27,807 million compared to the same quarter of fiscal 2008.

“Minority interests in earnings of subsidiaries” of ¥676 million were recorded, and income from continuing operations decreased by ¥19,082 million to ¥14,515 million compared to the same quarter of fiscal 2008.

“Discontinued operations, net of applicable tax effect” was ¥8,392 million, due mainly to gains on sales of real estate under operating leases in Japan. As a result, “net income” in the second quarter of this fiscal year decreased by ¥23,323 million to ¥22,907 million compared with a “net income” of ¥46,230 million in the same quarter of fiscal 2008.

2. Qualitative Information Regarding Consolidated Financial Condition

Operating Assets: ¥7,144,876 million (Down 1% on March 31, 2008)

Operating assets were down 1% to ¥7,144,876 million compared to March 31, 2008. This is the result of decreases in “Investment in direct financing leases” and “installment loans,” due to caution toward new transactions. This offset the increases in “investment in operating leases” and “investment in securities,” while “Other operating assets” remained at March 31, 2008 levels.

Summary of Cash Flows

Cash and cash equivalents decreased by ¥1,945 million to ¥318,710 million compared to March 31, 2008.

“Cash flows from operating activities” provided ¥125,894 million in the second period of fiscal 2009, having provided ¥2,027 million in the same period of fiscal 2008, resulting from a decrease in volume of new investments in real estate for sale such as residential condominiums, and the adjustments of “net income” such as “depreciation and amortization” and “provision for doubtful receivables and probable loan losses,” in addition to a decrease in “net income” compared to the same period of fiscal 2008.

“Cash flows from investing activities” used ¥112,122 million in the second period of fiscal 2009, having used ¥557,731 million in the same period of fiscal 2008, due to a decrease in “purchases of lease equipment” and a decrease in “installment loans made to customers” which was less than the “principal collected on installment loans” resulting from the implementation of a more prudent stance towards new transactions, despite a decrease in “proceeds from sales of investment in affiliates” compared to the same period of fiscal 2008.

“Cash flows from financing activities” used ¥16,415 million in the second period of fiscal 2009, having provided ¥595,735 million in the same period of fiscal 2008, due to a decrease in proceeds from debts and an increase in repayment of debts.

3. Qualitative Information Regarding Forecasts for Consolidated Financial Results

On November 5, 2008, the ORIX Group made an announcement regarding downward revision of the forecast for the fiscal year ending March 31, 2009.

The turmoil in international financial and capital markets has evolved into an unprecedented financial crisis, with the effects starting to ripple throughout the real economy. The Japanese economy has seen a decrease in export levels, due to a slowdown in the global economy and the foreign exchange effects of an appreciated yen, in addition to a drop in domestic demand as consumer sentiment deteriorates. The Japanese real estate market, having seen rapid expansion during recent years as a result of an inflow of direct foreign investment founded upon global excesses in liquidity, has been subject to a sudden tightening of available credit with a series of major bankruptcies sending tremors throughout the sector.

Due to the current operating environment, the initial ORIX Group operating revenue forecast has been marginally revised downward to ¥1,120,000 million (down 2.7% compared to fiscal 2008), however revenues are forecast to maintain similar levels as fiscal 2008, as ORIX Group revenues are mainly generated from client-based financial services.

Decreases in profits on investment securities, chiefly private equity investments, stocks and bonds, in addition to losses from equity-method affiliates and increases in provisions on loans to real estate companies, have lead to a revision of the initial net income forecast downward to ¥105,000 million (down 38.1% compared to fiscal 2008).

From the outset, in response to the significant changes in the operating environment, the ORIX Group has acted swiftly, adapting its corporate strategy during the latter half of fiscal 2008 to one that prioritizes soundness over growth. Profit forecasts for the previous fiscal year were rapidly revised; asset levels have been more stringently monitored, and fortified ALM and ERM initiatives have been implemented.

Increases in asset levels are being curbed, revised criteria for new transactions have been implemented, with the existing portfolio being thoroughly monitored, and collateral requirements consistently being reviewed in order to minimize losses. Furthermore, ALM has been fortified by maintaining the long-term debt ratio, and weekly ERM meetings are held to detect potential risks in a timely fashion and, where necessary, rapid responses are being executed Group-wide.

The depth and scope of the financial crisis has spread beyond initial expectations and maintenance of the present management strategy is judged to be the wisest course of action at this time.

Although forward-looking statements in this document, such as forecasts, are attributable to current information available to the Company as well as on assumptions deemed rational, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures.

Various factors causing these figures to differ materially are discussed, but not limited to, those described under “Risk Factors” in the Form 20-F submitted to the U.S. Securities and Exchange Commission.

4. Significant Accounting Policies

Recently Adopted Accounting Standards

The Company and its subsidiaries adopted FASB Statement No. 157 (“Fair Value Measurements”) as of April 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

The Company and its subsidiaries adopted FASB Statement No. 159 (“The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”) as of April 1, 2008. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value and amends FASB Statement No. 115 (“Accounting for Certain Investments in Debt and Equity Securities”).

5. Shareholders’ Equity

The Company acquired 1,800 thousand shares of treasury stocks for ¥29,290 million in the stock market to implement a flexible capital policy, including allocation for share swaps in future merger and acquisition transactions during the first quarter of fiscal 2009.

The Company reduced the legal reserve and reclassified to retained earnings for ¥2,220 million, for the purpose of simplifying the presentation of shareholders’ equity, during the second quarter of fiscal 2009.

6. Subsequent Event

DAIKYO INCORPORATED (“DAIKYO”), a listed domestic equity-method affiliate, has recognized losses from write-downs of inventories such as land for residential condominiums, and reduction of deferred tax assets in its Japanese GAAP consolidated financial statements for the second three-month period ended September 30, 2008. The Company’s consolidated financial statements consistently include DAIKYO’s U.S. GAAP consolidated financial results on a three-month lag basis; therefore, a 41% share of such losses will be recognized by the Company in the consolidated financial statements during the third quarter of fiscal 2009. The effect of the losses to the Company will be determined based on DAIKYO’s consolidated financial statements under U.S. GAAP, which is currently being prepared.

Condensed Consolidated Balance Sheets

(As of September 30, 2008 and March 31, 2008)

(Unaudited)

	(millions of JPY, millions of US$)
Assets	September 30, 2008	March 31, 2008	U.S. dollars September 30, 2008
Cash and Cash Equivalents	318,710	320,655	3,077
Restricted Cash	144,224	143,883	1,393
Time Deposits	1,066	511	10
Investment in Direct Financing Leases	1,052,304	1,098,128	10,160
Installment Loans	3,620,587	3,766,310	34,958
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(121,252)	(102,007)	(1,171)
Investment in Operating Leases	1,095,707	1,019,956	10,579
Investment in Securities	1,179,210	1,121,784	11,386
Other Operating Assets	197,068	197,295	1,903
Investment in Affiliates	317,465	327,763	3,065
Other Receivables	237,575	284,286	2,294
Inventories	210,401	232,850	2,032
Prepaid Expenses	55,380	47,657	535
Office Facilities	88,396	89,533	853
Other Assets	501,248	446,366	4,840

Total Assets	8,898,089	8,994,970	85,914

Liabilities and Shareholders’ Equity
Short-Term Debt	1,281,460	1,330,147	12,373
Deposits	522,259	470,683	5,043
Trade Notes, Accounts Payable and Other Liabilities	356,675	392,346	3,443
Accrued Expenses	88,743	112,461	857
Policy Liabilities	469,906	486,379	4,537
Current and Deferred Income Taxes	231,091	267,692	2,231
Security Deposits	170,261	163,872	1,644
Long-Term Debt	4,489,196	4,462,187	43,345

Total Liabilities	7,609,591	7,685,767	73,473

Minority Interests	44,405	41,286	429

Commitments and Contingent Liabilities

Common Stock	102,207	102,107	987
Additional Paid-in Capital	136,181	135,159	1,315
Retained Earnings:
Legal reserve	—	2,220	—
Retained earnings	1,115,175	1,081,219	10,767
Accumulated Other Comprehensive Income (loss)	(46,768)	(19,295)	(452)
Treasury Stock, at Cost	(62,702)	(33,493)	(605)

Total Shareholders’ Equity	1,244,093	1,267,917	12,012

Total Liabilities and Shareholders’ Equity	8,898,089	8,994,970	85,914

	September 30, 2008	March 31, 2008	U.S. dollars September 30, 2008
Note: Accumulated Other Comprehensive Income (loss)
Net unrealized gains on investment in securities	7,799	36,286	75
Defined benefit pension plans	(4,294)	(4,123)	(42)
Foreign currency translation adjustments	(52,660)	(53,802)	(508)
Net unrealized gains on derivative instruments	2,387	2,344	23

	(46,768)	(19,295)	(452)

Condensed Consolidated Statements of Income

(For the Six Months Ended September 30, 2007 and 2008)

(Unaudited)

	(millions of JPY, millions of US$)
	Six Months ended September 30, 2007	Period -over- period (%)	Six Months ended September 30, 2008	Period -over- period (%)	U.S. dollars Six Months ended September 30, 2008
Total Revenues :	562,404	103	551,982	98	5,330

Direct financing leases	37,939	81	34,751	92	336
Operating leases	143,278	119	147,229	103	1,422
Interest on loans and investment securities	112,498	119	103,744	92	1,002
Brokerage commissions and net gains (losses) on investment securities	15,047	81	(1,118)	—	(11)
Life insurance premiums and related investment income	64,149	101	62,963	98	608
Real estate sales	40,592	60	28,697	71	277
Gains on sales of real estate under operating leases	8,151	67	18,562	228	179
Other operating revenues	140,750	118	157,154	112	1,517

Total Expenses :	463,152	113	495,093	107	4,780

Interest expense	51,339	138	53,233	104	514
Costs of operating leases	91,314	122	98,840	108	954
Life insurance costs	55,835	97	54,686	98	528
Costs of real estate sales	36,647	67	36,803	100	355
Other operating expenses	79,256	128	90,996	115	879
Selling, general and administrative expenses	130,884	112	127,838	98	1,234
Provision for doubtful receivables and probable loan losses	14,140	398	27,471	194	265
Write-downs of securities	3,757	175	5,583	149	54
Foreign currency transaction loss (gain), net	(20)	—	(357)	—	(3)

Operating Income	99,252	74	56,889	57	550

Equity in Net Income of Affiliates	24,530	163	21,570	88	207
Gains (losses) on Sales of Subsidiaries and Affiliates, Net	6,055	524	(233)	—	(2)

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations	129,837	87	78,226	60	755

Provision for Income Taxes	52,128	85	33,016	63	319

Income before Minority Interests in Earnings of Subsidiaries and Discontinued Operations	77,709	88	45,210	58	436

Minority Interests in Earnings of Subsidiaries, Net	2,355	136	1,386	59	13

Income from Continuing Operations	75,354	87	43,824	58	423

Discontinued Operations:
Income from discontinued operations, net	28,458		19,031		184
Provision for income taxes	(11,804)		(7,589)		(73)
Discontinued operations, net of applicable tax effect	16,654	402	11,442	69	111

Net Income	92,008	101	55,266	60	534

Note:	Pursuant to FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

Condensed Consolidated Statements of Income

(For the Three Months Ended September 30, 2007 and 2008)

(Unaudited)

	(millions of JPY, millions of US$)
	Three Months ended September 30, 2007	Period -over- period (%)	Three Months ended September 30, 2008	Period -over- period (%)	U.S. dollars Three Months ended September 30, 2008
Total Revenues :	281,180	101	280,334	100	2,707

Direct financing leases	19,265	82	17,291	90	167
Operating leases	74,304	125	74,924	101	723
Interest on loans and investment securities	58,075	112	52,623	91	508
Brokerage commissions and net gains (losses) on investment securities	7,048	87	(1,038)	—	(10)
Life insurance premiums and related investment income	31,597	93	29,981	95	289
Real estate sales	23,238	60	19,267	83	186
Gains on sales of real estate under operating leases	9	1	8,761	—	85
Other operating revenues	67,644	111	78,525	116	759

Total Expenses :	235,757	111	259,459	110	2,505

Interest expense	26,703	136	27,152	102	262
Costs of operating leases	46,321	125	49,057	106	474
Life insurance costs	28,861	95	28,327	98	274
Costs of real estate sales	21,037	66	25,180	120	243
Other operating expenses	38,640	121	45,972	119	444
Selling, general and administrative expenses	65,304	110	63,685	98	615
Provision for doubtful receivables and probable loan losses	7,019	757	17,073	243	164
Write-downs of securities	1,990	341	3,668	184	35
Foreign currency transaction loss (gain), net	(118)	—	(655)	—	(6)

Operating Income	45,423	69	20,875	46	202

Equity in Net Income of Affiliates	6,676	112	6,934	104	67
Gains (losses) on Sales of Subsidiaries and Affiliates, Net	6,048	—	(2)	—	(0)

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations	58,147	81	27,807	48	269

Provision for Income Taxes	23,180	79	12,616	54	122

Income before Minority Interests in Earnings of Subsidiaries and Discontinued Operations	34,967	82	15,191	43	147

Minority Interests in Earnings of Subsidiaries, Net	1,370	161	676	49	7

Income from Continuing Operations	33,597	81	14,515	43	140

Discontinued Operations:
Income from discontinued operations, net	21,706		14,058		136
Provision for income taxes	(9,073)		(5,666)		(55)

Discontinued operations, net of applicable tax effect	12,633	654	8,392	66	81

Net Income	46,230	105	22,907	50	221

Condensed Consolidated Statements of Cash Flows

(For the Six Months Ended September 30, 2007 and 2008)

(Unaudited)

	(millions of JPY, millions of US$)
	Six Months ended September 30, 2007	Six Months ended September 30, 2008	U.S. dollars Six Months ended September 30, 2008
Cash Flows from Operating Activities:
Net income	92,008	55,266	534
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	80,838	97,369	940
Provision for doubtful receivables and probable loan losses	14,140	27,471	265
Decrease in policy liabilities	(6,841)	(16,473)	(159)
Gains from securitization transactions	(1,017)	(212)	(2)
Equity in net income of affiliates	(24,530)	(21,570)	(207)
Gains on sales of subsidiaries and affiliates, net	(6,055)	233	2
Minority interests in earnings of subsidiaries, net	2,355	1,386	13
Gains on sales of available-for-sale securities	(3,081)	(92)	(1)
Gains on sales of real estate under operating leases	(8,151)	(18,562)	(179)
Gains on sales of operating lease assets other than real estate	(9,272)	(4,275)	(42)
Write-downs of securities	3,757	5,583	54
Increase in restricted cash	(35,604)	(216)	(2)
Decrease (increase) in loans held for sale	(34,616)	10,285	99
Decrease (increase) in trading securities	1,020	(454)	(5)
Decrease (increase) in inventories	(13,795)	18,667	180
Increase in prepaid expenses	(4,603)	(7,885)	(76)
Decrease in accrued expenses	(29,802)	(19,600)	(189)
Increase (decrease) in security deposits	(4,227)	2,933	28
Other, net	(10,497)	(3,960)	(38)

Net cash provided by operating activities	2,027	125,894	1,215

Cash Flows from Investing Activities:
Purchases of lease equipment	(542,390)	(474,758)	(4,584)
Principal payments received under direct financing leases	268,986	232,725	2,247
Net proceeds from securitization of lease receivables, loan receivables and securities	84,464	20,112	194
Installment loans made to customers	(1,188,028)	(629,748)	(6,080)
Principal collected on installment loans	848,128	758,311	7,322
Proceeds from sales of operating lease assets	130,748	111,108	1,073
Investment in affiliates, net	(14,829)	(2,244)	(22)
Proceeds from sales of investment in affiliates	82,007	1,953	19
Purchases of available-for-sale securities	(275,102)	(219,951)	(2,124)
Proceeds from sales of available-for-sale securities	38,920	79,148	764
Proceeds from redemption of available-for-sale securities	80,736	72,017	695
Purchases of other securities	(43,996)	(62,111)	(600)
Proceeds from sales of other securities	18,949	20,586	199
Purchases of other operating assets	(11,167)	(6,146)	(59)
Acquisitions of subsidiaries, net of cash acquired	(3,684)	(4,857)	(47)
Other, net	(31,473)	(8,267)	(80)

Net cash used in investing activities	(557,731)	(112,122)	(1,083)

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(5,215)	(131,151)	(1,266)
Proceeds from debt with maturities longer than three months	1,451,814	1,249,643	12,066
Repayment of debt with maturities longer than three months	(866,339)	(1,112,355)	(10,740)
Net increase in deposits due to customers	10,505	51,487	497
Issuance of common stock	1,692	199	2
Dividends paid	(11,863)	(23,529)	(227)
Net decrease in call money	15,000	(21,500)	(208)
Acquisition of treasury stock	—	(29,290)	(283)
Other, net	141	81	1

Net cash provided by (used in) financing activities	595,735	(16,415)	(158)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(489)	698	7

Net Increase (Decrease) in Cash and Cash Equivalents	39,542	(1,945)	(19)
Cash and Cash Equivalents at Beginning of Period	215,163	320,655	3,096

Cash and Cash Equivalents at End of Period	254,705	318,710	3,077

Segment Information

(For the Six Months Ended September 30, 2007 and 2008)

(Unaudited)

1. Segment Information by Sector

	(millions of JPY, millions of US$)
	Six Months ended September 30, 2007		Six Months ended September 30, 2008		U.S. dollars Six Months ended September 30, 2008		March 31, 2008	September 30, 2008	U.S. dollars September 30, 2008
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets	Segment Assets
Corporate Financial Services	65,662	17,339	70,204	7,145	678	69	1,993,390	1,840,383	17,769
Maintenance Leasing	114,430	18,292	117,562	14,752	1,135	143	649,814	655,308	6,327
Real Estate	147,265	42,246	142,937	40,111	1,380	387	1,077,560	1,129,058	10,902
Investment Banking	58,558	30,274	48,248	12,326	466	119	1,698,452	1,634,570	15,782
Retail	99,478	13,479	96,105	8,222	928	79	1,450,241	1,464,074	14,136
Overseas Business	113,707	35,914	93,317	13,968	901	135	1,037,311	1,123,987	10,853

Segment Total	599,100	157,544	568,373	96,524	5,488	932	7,906,768	7,847,380	75,769

Difference between Segment Total and Consolidated Amounts	(36,696)	(27,707)	(16,391)	(18,298)	(158)	(177)	1,088,202	1,050,709	10,145

Consolidated Amounts	562,404	129,837	551,982	78,226	5,330	755	8,994,970	8,898,089	85,914

Note:	As of April 1, 2008, the Company implemented changes to its internal organization to recognize its businesses into six segments to facilitate formulating strategy, allocating resources and determining portfolio balance at the segment level. The prior period comparative segment results have been restated to be comparative with the newly reorganized operating segments.

The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations and minority interests in earnings of subsidiaries, before applicable tax effect. Tax expenses are not included in segment profits.

2. Segment Information by Location

	(millions of JPY, millions of US$)
	Six Months ended September 30, 2008
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Consolidated Amounts
Segment Revenues	481,289	38,495	52,696	(20,498)	551,982
Segment Profits	82,816	3,367	11,074	(19,031)	78,226

	U.S. dollars Six Months ended September 30, 2008
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Consolidated Amounts
Segment Revenues	4,647	372	509	(198)	5,330
Segment Profits	800	33	107	(185)	755

Note:	Segment information by location are based on income before income taxes as well as results of discontinued operations and minority interests in earnings of subsidiaries, before applicable tax effect. Tax expenses are not included in segment profits.

3. Overseas Revenues

	(millions of JPY, millions of US$)
				U.S. dollars
	Six Months ended September 30, 2008			Six Months ended September 30, 2008
	America*1	Other*2	Total	America*1	Other*2	Total
Overseas Revenues	37,824	54,677	92,501	365	528	893
Consolidated Revenues			551,982			5,330
The Rate of the Overseas Revenues to Consolidated Revenues	6.9%	9.9%	16.8%	6.9%	9.9%	16.8%

Note:	Results of discontinued operations are not included in “Overseas Revenues.”

Note*1:	mainly United States
Note*2:	mainly Asia, Europe, Oceania and Middle East

Consolidated Financial Highlights

(For the Six Months Ended September 30, 2007 and 2008, and the Year Ended March 31, 2008)

(Unaudited)

	(millions of JPY, except for per share data)
Operating Assets	September 30, 2007	Period -over- period	September 30, 2008	Period -over- period	Relationship to March 31, 2008	March 31, 2008	Period -over- period
Investment in Direct Financing Leases	1,240,575	87%	1,052,304	85%	96%	1,098,128	87%
Installment Loans	3,819,023	117%	3,620,587	95%	96%	3,766,310	108%
Investment in Operating Leases	953,117	121%	1,095,707	115%	107%	1,019,956	118%
Investment in Securities	1,034,337	145%	1,179,210	114%	105%	1,121,784	128%
Other Operating Assets	168,075	124%	197,068	117%	100%	197,295	130%

Total	7,215,127	114%	7,144,876	99%	99%	7,203,473	109%

Operating Results
Total Revenues	562,404	103%	551,982	98%	—	1,150,501	103%
Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations	129,837	87%	78,226	60%	—	247,853	79%

Net Income	92,008	101%	55,266	60%	—	169,597	86%
Earnings Per Share
Net Income
Basic	1,006.25	99%	621.19	62%	—	1,860.63	85%
Diluted	981.15	100%	610.79	62%	—	1,817.81	87%
Shareholders’ Equity Per Share	13,832.97	121%	14,022.00	101%	100%	14,010.62	107%

Financial Position
Shareholders’ Equity	1,266,994	122%	1,244,093	98%	98%	1,267,917	106%
Number of Outstanding Shares (thousands of shares)	91,592	102%	88,724	97%	98%	90,497	99%
Long-and Short-Term Debt and Deposits	6,100,825	117%	6,292,915	103%	100%	6,263,017	114%
Total Assets	8,878,006	116%	8,898,089	100%	99%	8,994,970	110%
Shareholders’ Equity Ratio	14.3%	—	14.0%	—	—	14.1%	—
Return on Equity (annualized)	15.0%	—	8.8%	—	—	13.8%	—
Return on Assets (annualized)	2.15%	—	1.24%	—	—	1.97%	—

New Business Volumes
Direct Financing Leases (new equipment acquisitions)	310,146	88%	230,868	74%	—	574,859	90%
Installment Loans	1,230,513	113%	641,349	52%	—	2,331,331	105%
Operating Leases	226,962	133%	219,859	97%	—	465,909	134%
Investment in Securities	319,123	275%	282,062	88%	—	688,148	208%
Other Operating Transactions	75,805	62%	41,515	55%	—	152,480	71%